    Exhibit A-3

ScottishPower Group
September 30, 2002

	($) In millions	(%) of total capitalization
Common Stock	9,176	52%
Holders’ Funds

Preferred Stock	0	0%
Holders’ Funds

Short – term debt(1)	925	5%

Long – term debt	7,602	43%

Total capitalization	17,703	100%

Notes:
The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1)	Includes long-term debt currently maturing.